Silver Elephant Announces Filing of Preliminary Economic Assessment for the Gibellini Vanadium Project, Nevada, USA

 Vancouver, British Columbia, October 14, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that, further to its press release dated August 30, 2021, it has filed its independent Technical Report titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment Update” (the “Report”) with a report date of October 14, 2021 and an effective date of August 30, 2021. The Report was prepared by Wood Group USA, Inc (Wood) and Mine Technical Services Ltd. (MTS). The report has been filed under the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

About Silver Elephant
Silver Elephant Mining Corp. is a premier mining and exploration company in nickel, silver, and vanadium.
Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP

ON BEHALF OF THE BOARD

“JOHN LEE”
CEO and Chairman

For more information about Silver Elephant, please contact Investor Relations: +1.604.569.3661 ext. 101 ir@silverelef.com, www.silverelef.com.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the 11 / 12 Silver Elephant Mining Corp https://www.silverelef.com policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

 Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the 2021 PEA representing a viable development option for the Gibellini project; (ii) construction of mining project operations and related actions; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iv) the estimated amount of future production, both produced and metal recovered; and (vi) life of mine estimates and estimates of operating costs and total costs, cash flow, net present value and economic returns including internal rate of return estimates from an operating mine constructed at the Gibellini project. All forward-looking statements are based on Silver Elephant’s or its consultants’ current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of vanadium mineralization at the Gibellini project at estimated tonnages and grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, that although well-known and proven on other commodity types such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that project environmental approval and permitting will be forthcoming from county, state and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the2021 PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable based on information currently available to them, such assumptions may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost estimate and economic analysis information was prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period. These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant’s or its consultants’ forward-looking statements. Silver Elephant and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant and its consultants have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant and its consultants undertake no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law. Powered by TCPDF (www.tcpdf.org)